ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Rachel Phillips 212-841-8857 rachel.phillips@ropesgray.com

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Foghorn Therapeutics Inc.

100 Binney Street, Suite 610

Cambridge, MA 02142

Attention: President and Chief Executive Officer

Phone: (617) 586-3100

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Foghorn Therapeutics Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

October 9, 2020

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallah
Jeanne Baker

RE:	Foghorn Therapeutics Inc.
Registration Statement on Form S-1
Filed October 2, 2020
File No. 333-249264
CIK No. 0001822462

Ladies and Gentlemen:

On behalf of Foghorn Therapeutics Inc. (the “Company”), please find below additional information requested in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 24, 2020 regarding an estimated price range of the shares expected to be offered by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY FOGHORN THERAPEUTICS INC.

Securities and Exchange Commission

October 9, 2020

For your convenience, the Staff’s comment has been reproduced in its entirety below:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based Compensation, page 67

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

As discussed with Messrs. Atallah and Lindsay from the Staff by telephone on October 8, 2020, the Company supplementally advises the Staff that, based upon discussions with the Company’s board of directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering will be within the range of $[***] to $[***] per share (the “Preliminary Assumed IPO Price Range”) (after giving effect to a 1-for-[***] reverse stock split that the Company plans to effect on or about October 20, 2020).

This estimated price range is based on a number of factors, including the Company’s history and future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing estimated price range will not be subject to significant change. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement.

The Company respectfully submits that the difference between the value at September 24, 2020, the date of the most recent equity grant, and the Preliminary Assumed IPO Price Range is primarily attributable to the following factors:

•

The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s September 2020 valuation of common stock, which considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO.

•

The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. A discount for lack of marketability was applied in prior valuation judgements.

CONFIDENTIAL TREATMENT REQUESTED BY FOGHORN THERAPEUTICS INC.

Securities and Exchange Commission

October 9, 2020

•

The Company’s shares of preferred stock currently have substantial economic rights and preferences over its shares of common stock. Upon the closing of an IPO, all outstanding shares of preferred stock will convert into shares of common stock, thus eliminating the superior economic rights and preferences of the Company’s shares of preferred stock as compared to its shares of common stock.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

In conclusion, the Company respectfully submits that the difference between the recent valuation of its shares of common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price range is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (212) 841-8857.

Sincerely,

/s/ Rachel Phillips
Rachel Phillips

cc:	Adrian Gottschalk (Foghorn Therapeutics Inc.)

Allan Reine, M.D. (Foghorn Therapeutics Inc.)

Marc Rubenstein (Ropes & Gray LLP)

CONFIDENTIAL TREATMENT REQUESTED BY FOGHORN THERAPEUTICS INC.